Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.
(Incorporated in Singapore)

(Registration No.: 201731497H)

Primary listing on the NASDAQ Global Select Market

Secondary listing on the JSE Main Board

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087
(the “Company”)

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES DECLARATION AND FINALISATION ANNOUNCEMENT IN RESPECT OF THE SELECTIVE CAPITAL REDUCTION AND THE CASH DISTRIBUTION

1	INTRODUCTION

Grindrod Shipping Holdings Ltd. (the “Company”) refers to the announcement by the board of directors (the “Board”) dated 4 April 2024 in relation to the proposed selective capital reduction by the Company pursuant to section 78G of the Companies Act 1967 of Singapore (the “Selective Capital Reduction”) the circular issued by the Company to shareholders of the Company (the “Shareholders”) dated 14 May 2024 (the “Circular”) in relation to the Selective Capital Reduction, the extraordinary general meeting of the Company held on 20 June 2024 (the “EGM”), and the announcement by the Company dated 20 June 2024 in relation to the results of the EGM.

As previously announced by the Company in a press release issued on 17 July 2024, the High Court of the Republic of Singapore approved the Selective Capital Reduction on Tuesday, 16 July 2024. Accordingly, the Company wishes to provide the following updates regarding the Selective Capital Reduction.

Capitalised terms not otherwise defined in this announcement (“Announcement”) shall have the meanings ascribed to them in the Circular.

2	EFFECTIVE DATE

The Selective Capital Reduction will take effect upon the lodgement of the Court Order (including any other documents prescribed by the Companies Act) with the Registrar within 90 days from the date the Court Order is made (or within such longer period as the Registrar may allow) (the “ACRA Lodgements”), which the Company intends to make on 16 August 2024 (the “Effective Date”). Other than the ACRA Lodgements, there are no outstanding conditions to the Selective Capital Reduction becoming effective.

3	SUSPENSION OF TRADING – NASDAQ

Trading of the Shares on Nasdaq will be suspended with effect on and from 15 August 2024 at 20:00 United States Eastern Daylight Time.

Participating Shareholders who hold Shares listed on Nasdaq as at the Effective Date shall be entitled to receive the Cash Distribution of US$14.25 per Participating Share.

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4	SUSPENSION OF TRADING AND RECORD DATE – JSE

Trading of Shares on the JSE will be suspended with effect on and from Friday, 16 August 2024.

Participating Shareholders who hold Shares listed on the JSE as at Tuesday, 20 August 2024 shall be entitled to receive their Cash Distribution of US$14.25 in the equivalent amount of ZAR. In this regard, the USD-ZAR exchange rate for the Cash Distribution will be USD 1: ZAR 18.11500 (the “Selective Capital Reduction Cash Distribution Payment”).

The relevant dates for the selective capital cash distribution payment are as follows:

Last day of trading on Nasdaq	Thursday, 15 August 2024
Last day to trade on the JSE to be eligible to participate in the Selective Capital Reduction and receive Cash Distribution	Thursday, 15 August 2024
Suspension of trading in shares on JSE	Friday, 16 August 2024
Effective Date of the Selective Capital Reduction	Friday, 16 August 2024
Record date for Cash Distribution for JSE purposes	Tuesday, 20 August 2024
Date of payment of the Cash Distribution	Wednesday, 21 August 2024
Date of submission of application letter to delist from the JSE	Monday, 26 August 2024
Expected date of delisting of the Company from NASDAQ*	Monday, 26 August 2024
Date of delisting of the Company from the JSE	Friday, 30 August 2024

No repositioning of shares between the JSE and the U.S. Register will be allowed between Thursday, 15 August 2024 and Tuesday, 20 August 2024 (both dates inclusive).

Shareholders registered on the South African section of the share register will not be allowed to dematerialise or rematerialise their shareholdings between Friday, 16 August 2024 and Tuesday, 20 August 2024 (both dates inclusive).

A further announcement will be made announcing the delisting of the Company from NASDAQ*

5	ADDITIONAL INFORMATION FOR SOUTH AFRICAN RESIDENT SHAREHOLDERS OF GRINDROD SHIPPING HOLDINGS LTD.

•	Shareholders registered on the South African branch register are advised that the Selective Capital Reduction distribution of US$14.25 per ordinary share will be converted to Rands using the USD/Rand spot rate from Nedbank Limited, as determined on close of business on Thursday, 18 July 2024 of R18.11500. This will equate to a gross distribution of 25 813.87500 South African cents per share. Grindrod Shipping Holdings Ltd. tax reference number: 201731497H.

•	The Selective Capital Reduction Distribution will be distributed by the Company and is regarded as a “capital distribution” and is not taxable register.

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•	Singapore does not impose withholding tax on capital distributions.

•	The following is a high-level description of certain South African tax considerations relating to the receipt or accrual by South African tax resident shareholders of Grindrod Shipping Holdings Ltd (“GSHL”) (“SA Shareholder(s)”) of the distribution to be declared and paid by GSHL as described herein (“Selective Capital Reduction Distribution”). This information is not a substitute for independent advice pertaining to the particular circumstances of a SA Shareholder. It is intended as a general guide only, and is based on current South African tax legislation in force as at the date of this document, which is subject to change at any time, possibly with retroactive effect. Any such change could affect the tax considerations described below. SA Shareholders should consult their own tax advisors with respect to the South African tax consequences pertaining to the Capital Distribution. The below description is on the basis that the full amount of the Capital Distribution received or accrued by the SA Shareholders constitutes a “foreign return of capital” as defined in section 1 of the Income Tax Act, 58 of 1962.

•	The Selective Capital Reduction Distribution should not be subject to dividends tax.

•	If a SA Shareholder holds the GSHL shares as capital assets, the SA Shareholder will be required to reduce his/her/its base cost in respect of the GSHL shares by the amount of the Selective Capital Reduction Distribution received or accrued for capital gains tax purposes. To the extent that the Selective Capital Reduction Distribution exceeds the base cost of the SA Shareholder, the amount of the excess must be treated as a capital gain in determining the aggregate capital gain or aggregate capital loss of the SA Shareholder.

•	If a SA Shareholder holds the GSHL shares in terms of a scheme of profit making or as trading stock, the SA Shareholder should obtain independent tax advice in respect of the South African tax implications arising from the receipt of the Selective Capital Reduction Distribution.

For more information, please refer to the Circular.

6	RESPONSIBILITY STATEMENT

The Board (including any Directors who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

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7	FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ Grindrod Shipping’s vessels in the spot market and Grindrod Shipping’s ability to enter into time charters after Grindrod Shipping’s current charters expire; general economic conditions and conditions in the coal industry; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of Grindrod Shipping’s customers; the failure of counterparties to Grindrod Shipping’s contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute Grindrod Shipping’s growth strategy; international political conditions, including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the conflict between Russia and Ukraine; fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the Secured Overnight Financing Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, Grindrod Shipping’s liquidity and the adequacy of cash flows for Grindrod Shipping’s operations; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of Grindrod Shipping’s vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and Grindrod Shipping’s ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in Grindrod Shipping’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 27, 2024. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

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Company Contact:	Investor Relations:
Edward Buttery	Email: ir@grindrodshipping.com
CEO
Grindrod Shipping Holdings Ltd.
1 Temasek Avenue, #10-02 Millenia Tower,
Singapore, 039192
Email: ir@grindrodshipping.com
Website: www.grinshipping.com

By Order of the Board

19 July 2024

Sponsor: African Bank Limited (Business and Commercial Banking Division)

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